John L. Filippone

Direct Phone:   213.680.6626

Direct Fax:       213.830.8626

john.filippone@bingham.com

August 24, 2010

Via EDGAR and FedEx

Mellissa Campbell Duru, Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Barnes & Noble, Inc.
Amendment No. 1 to Preliminary Proxy Statement filed on
Schedule 14A filed August 18, 2010 by Yucaipa American Alliance
Fund II, L.P., Yucaipa American Alliance (Parallel) Fund II, L.P.,
Yucaipa American Alliance Fund II, LLC, Yucaipa American Funds, LLC,
Yucaipa American Management, LLC, The Yucaipa Companies LLC,
Ronald W. Burkle, Stephen F. Bollenbach, Michael S. McQuary,
Robert P. Bermingham (“Amendment No. 1”) File No. 1-12302

Dear Ms. Duru:

This letter responds to your letter dated August 23, 2010 regarding the Schedule 14A, Preliminary Proxy Statement, Amendment No. 1, filed by the above named persons on August 18, 2010. We are today filing a revised Preliminary Proxy Statement reflecting the responses to the Staff’s comments described below. For convenience of reference, we have included the text of the Staff’s comments in bold, italicized text below, followed by the respective responses.

General

1.	We partially reissue comment 2. Please revise the related party transaction table to provide further context to the aggregate figures presented in the table. Based on the supplemental support you have provided and the publicly filed documents throughout the periods referenced, it appears that the Riggios have held majority and minority interests and that such holdings may have changed over the timeframe referenced. Please revise the disclosure in the table and/or accompanying footnotes in accordance with this comment. Further, please ensure that appropriate disclosure is provided throughout this filing and in future soliciting materials regarding the percentage of interests owned by the Riggios in such related party transactions. Refer to Rule 14a-9.

Mellissa Campbell Duru, Special Counsel

U.S. Securities and Exchange Commission

August 24, 2010

In response to the Staff’s comment, we have revised the Related Party Transaction table and related footnotes to provide additional information regarding the Riggio family’s ownership or interests in the transactions or arrangements described. In addition, Yucaipa will, going forward, provide similar disclosure regarding the interests of the Riggio family and its affiliates in future references to such related party transactions.

2.	We partially reissue prior comment 2. You have not provided supplemental support for the statement that Mr. Lynch reports to the Board through Mr. Riggio. Please remove the statement. This comment applies also to disclosure implying that the current CEO reports through Mr. Riggio on page 17. Alternatively, please provide the basis for such statements.

Per the transcript provided to the Staff as an Annex to our August 18, 2010 comment response letter, in the investor conference call publicly announcing Mr. Lynch’s promotion, Leonard Riggio publicly stated that Mr. Lynch (who is now the Company’s CEO) would report to the Board “through” Mr. Riggio. An additional copy of the relevant excerpt from that transcript (highlighting Mr. Riggio’s statements) is attached to this letter for your convenience.

3.	We note your responses to prior comments 1 and 8 and Article III, Section 3 of the Company’s Amended and Restated By-laws. It is not apparent that the participants would have the continuous right to nominate substitute nominees in advance of the Annual Meeting pursuant to the terms outlined in the Bylaws. Please revise your disclosure to clarify or advise.

Per the Staff’s comment, we have revised references to nominating substitute or additional nominees to reflect that those actions would be taken only to the extent, “permitted by applicable law” and narrowed the circumstances in which Yucaipa would propose to substitute nominees only to the death or disability of the current nominees. We also have inserted an acknowledgement that the Company’s amended and restated bylaws purport to limit a stockholder’s ability to nominate directors other than pursuant to the advance notice bylaw provision, and that the Company may seek to assert those provisions to prevent Yucaipa from nominating substitute or additional nominees. We do not believe (based on discussions with Yucaipa’s Delaware counsel) that the impact of advance notice bylaw provisions on nominating additional or substitute nominees has been litigated in the Delaware courts, but believe that Yucaipa’s acknowledgement that the advance notice provisions in the Company’s amended and restated bylaws may be asserted by the Company if such a circumstance were to arise is reasonable and appropriate disclosure on this point.

Mellissa Campbell Duru, Special Counsel

U.S. Securities and Exchange Commission

August 24, 2010

4.	We note disclosure on page 20 in which you state that “[t]hese facts, do not justify the adoption of the poison pill in its current form.” We refer to prior comments 2 and 4 and partially reissue such comments. Please revise to consistently present as your opinion (as opposed to fact), the participants’ assertions regarding the poison pill and ensure the appropriate context is provided for such statements by including reference to the findings of the Court of Chancery regarding the poison pill.

Per the Staff’s comment, we have revised the disclosure to indicate that it is Yucaipa’s view that no threat existed which would justify the Board’s retention of the poison pill in its current form, and to reference the Vice Chancellor’s determination that the Board of Directors did not breach their fiduciary duties by adopting the poison pill under the circumstances. Also, as noted in the revised filing, on August 20, 2010 Yucaipa filed a motion for relief from the Vice Chancellor’s ruling in the Delaware litigation based on the potential impact of Mr. Riggio’s recent stock option exercise which gave him almost one million additional shares which he can vote at the 2010 Annual Meeting. We also disclose that Yucaipa intends to appeal the Vice Chancellor’s original poison pill ruling to the extent that Yucaipa’s motion for relief is not granted.

5.	We partially reissue prior comments 6 and 7. Please revise to set forth, with the appropriate qualifying language, the range of possible alternatives the participants would be interested in supporting and the possible role the participants envision for themselves in any such potential transactions. Further, to provide context, please disclose the range of options Mr. Burkle and Yucaipa have appeared to have considered in the past if material to an understanding of possible actions the participants may take. Schedule 13D filings and Hart Scott Rodino filings made by the Yucaipa parties suggest that the Yucaipa parties have been considering a range of possible alternatives involving the company since November 2009. We view such prior actions as material information that shareholders may wish to consider in contemplating the possible actions the participants may take in the future. Please revise.

Pursuant to the Staff’s comments, the disclosure has been amended and supplemented to acknowledge that in certain of its Schedule 13D filings, Yucaipa reserved the right to determine at a future date whether to pursue a range of transactions described in Item 4 of Schedule 13D, including, among other things, a change of control transaction. In addition, the Background of the Solicitation section (and other places in the document) have been supplemented to acknowledge that each Yucaipa fund made a legally required HSR filing to allow it to acquire and hold Company shares with a value in excess of the then Federally mandated $130.3 million filing threshold. Further, we supplementally advise the Staff that if either Yucaipa fund had an intent to acquire 50% or more of the Company’s stock, they would have been legally required to indicate as much in the HSR filing. Neither fund checked the 50% box in its respective filing, and in their respective cover letters to the Company, each fund indicated it did not intend to acquire a controlling interest in the Company.

Mellissa Campbell Duru, Special Counsel

U.S. Securities and Exchange Commission

August 24, 2010

6.	Further to our comment above. Your disclosure notes that none of Yucaipa’s SEC filings have ever stated an intent to take control of the company. Please supplement your disclosure to provide further context to the statement and disclose that the parties expressly reserved the right to engage in a change of control type transaction in the Schedule 13D filed on November 13, 2009.

Per the Staff’s comment, and as noted in the response in Item 5 above, we have supplemented the disclosure to acknowledge that in certain of its 13D filings, Yucaipa reserved the right at a future date to pursue a range of transactions described in Item 4 of Schedule 13D, including a change of control transaction, and to clarify that in making its HSR filings, the respective Yucaipa funds were providing the legally required notice that each of the two Yucaipa funds might acquire more than $130.3 million of the Company’s securities (including the value of shares held by each of them when the HSR filings were made).

Letter to Shareholders

7.	In the letter and proxy statement, please revise to provide further clarification and context to the effect of the stock buyback program. In this regard, we note statements that imply that the Board enacted the buyback program to assist Leonard Riggio in increasing his stockownership (see for example, page 7, stating that “[i]n fact, the Board accelerated his ownership by using the Company’s capital to fund…buybacks…”). Please revise throughout to acknowledge that any such buyback program would have had the overall effect of increasing the percentage of stock owned by any shareholder who did not sell their shares during the buyback program. Finally, consistent with prior comment 2, please clearly characterize each statement of opinion or belief as such and provide supplementally or set forth in the proxy, the basis for your belief that the buybacks were enacted by the Board to accelerate Mr. Riggio’s share ownership.

Per the Staff’s comment, we have revised and supplemented the disclosure to clarify that the effect of the Company’s stock buybacks was to increase the percentage ownership held by Mr. Riggio, as well as any other stockholders who did not dispose of shares during the stock buybacks.

Mellissa Campbell Duru, Special Counsel

U.S. Securities and Exchange Commission

August 24, 2010

Stephen Riggio’s Employment Agreement, page 8

8.	We refer to the Steven Riggio Employment Agreement filed by the company as an exhibit to its Form 8-K. Please clarify that the change of control package payable amount is based on Mr. Riggio’s annual salary versus annual compensation.

The Staff’s comment has been noted and the requested clarifying change has been made.

Annex A

9.	Please update the information required by Item 5(b) of Schedule 14A as of the most reasonable practicable date.

Per the Staff’s comment, the information in Annex A has been updated to reflect Yucaipa’s stock ownership as of the date of the revised filing and to include stock ownership percentages as of the August 16th record date. We supplementally advise the Staff that Yucaipa has not purchased or disposed of any Company securities since the most recent trading date reflected in the revised Annex A.

Form of Proxy Card

10.	It does not appear that conforming changes were made throughout the form of proxy card. Please revise in accordance with prior comment 10.

The Staff’s comment is noted, and conforming changes have been made in the revised proxy card.

11.	As currently drafted, the form of proxy card states that it will be used at the annual meeting and any “…meetings called in lieu of the Annual Meeting…” Consistent with the requirements set forth in Rule 14a-4(d), please revise to more clearly specify that the proxy authority granted is valid only with respect to the current annual meeting or an adjournment thereof.

The Staff’s comment is noted, and references to “meetings called in lieu of the Annual Meeting” have been deleted.

As requested, we also hereby confirm on behalf of the participants that:

•	the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

Mellissa Campbell Duru, Special Counsel

U.S. Securities and Exchange Commission

August 24, 2010

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (213) 680-6626 if you have any questions regarding these responses or Yucaipa’s revised Preliminary Proxy Statement.

Sincerely yours,

/s/ John L. Filippone

John L. Filippone

Enclosures

ATTORNEY WORK PRODUCT

UNOFFICAL TRANSCRIPT FOR INTERNAL USE ONLY

Barnes & Noble: March 18, 2010 Analyst & Investor Conference Call

Regarding Senior Management Changes

Conference Call Operator	Good day, Ladies and Gentlemen and welcome to the Barnes & Noble conference call. One note, that today’s call is being recorded. At this time, for opening remarks and introductions, I would like to turn the conference over to the Chief Financial Officer, Mr. Joseph Lombardi. Please go ahead sir.
Joseph Lombardi

Good morning, and welcome to Barnes & Noble’s conference call to discuss the senior management changes announced in today’s press release. Joining us today are Len Riggio, Steve Riggio, William Lynch and Mitchell Klipper. Before I begin, I would like to remind you that this call is covered by the Safe Harbor disclosure contained in our press release, in public documents and is the property of Barnes & Noble. It is not for rebroadcast or use by any other party without the prior written consent of Barnes & Noble. And with that, I would like to now turn the call over to Len Riggio.

Leonard Riggio

Good morning. Today’s announcement of the promotions of William Lynch to Chief Executive Officer and Mitch Klipper to CEO of our retail group brings much joy to Steve and me. Having devoted a combined sixty plus years building the best retail book seller in the world, we’ve always been concerned about the continuity of our enterprise. And from the outset, this business has not been about us, but about all of the stakeholders of Barnes & Noble, including our great management team, our world class store managers and home office group, and the more than 40,000 people who work in our stores and our on our website. We also feel a strong sense of responsibility to the literary community we serve, including our publishers, hundreds of thousands of authors, and more importantly, to our readers to whom a local Barnes & Noble has made a big difference in their lives. It’s safe to say that for Barnes & Noble to thrive and prosper in the ever dynamic book marketplace, we need to pick up the pace of our efforts to morph into its future. And just as we were leaders in creating one of the great retail franchises in America, we’re determined to be leaders in the distribution of digital devices and content, and in the online distribution of printed matter. By promoting William and Mitchell, we believe we’ve taken an important step in securing our future. I know I speak for all at Barnes & Noble when I say how delighted we are to have someone with William’s talent and vision to lead our company in its next phase of growth and development. Steve and I both feel this is unquestionably the right time to make this transition, and that William is the right person to lead our company. And so it is with great pleasure, that we announce his appointment as our new CEO. I’m also very delighted that Mitchell Klipper will lead our newly constituted retail group, which encompasses both Barnes & Noble retail business and the Barnes & Noble College business, as well. Mitchell is one of the most talented operators in the retail industry and has been instrumental in driving the nationwide expansion of our superstore group. As it happens, he began his career as CFO of Barnes & Noble College, so he’s really got a big leg up on this business. In addition to taking on the added responsibility for our college business, Mitchell will be working in partnership with William to integrate our traditional retail business with our electronic and internet offerings, and provide our customers with a truly unique in-store experience. I must also note that at this juncture in our history, our retail stores are more important than they’ve ever been. [[I realize many people might want to know the reporting relationships in the company, but the truth be known, we work as colleagues and partners here. But strictly from an organizational point of view, William is our CEO and will report through me to the Board. Mitchell and Joe Lombardi will report to William. ]] However, since William will have many direct reports at barnesandnoble.com, his main thrust will be to stoke up our internet and digital businesses. To be sure, neither Steve nor I are retiring, and we both plan to be active in the business. A bit more as mentors and supporters of William and Mitchell, and Joe, but very much a part of our strategic and creative initiatives. In fact, I must say that even as I speak, Steve and I have never been busier because there’s just so much on our plates these days. It’s safe to say we’ll do everything we can to affect a smooth transition. And finally before I turn this call over to Steve, I must recognize the extraordinary leadership Joe Lombardi had provided as our CFO. In his seven years since he’s been here, Joe has proven to be one of the savviest and most accomplished financial officers in the retail industry -- bar none. Joe’s commitment to Barnes & Noble is all encompassing and he will be a big, big part of our future. Steve…